UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PACIFIC ETHANOL, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

69423U107

(CUSIP Number)

Matthew S. Topham, Esq.	Laurie Smiley, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP	Irene Song, Esq.
925 Fourth Avenue, Suite 2900	Cascade Investment, L.L.C.
Seattle, Washington 98104	2365 Carillon Point
(206) 623-7580	Kirkland, WA 98033
(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69423U107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,501,000*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,501,000*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,501,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.6%

14.	Type of Reporting Person (See Instructions) OO

* On April 13, 2006, Cascade Investment, L.L.C. (“Cascade”) acquired 5,250,000 shares of the issuer’s Series A Cumulative Redeemable Convertible Preferred Stock (“Series A Preferred Stock”) at a price of $16.00 per share.  Each share of Series A Preferred Stock is convertible at any time at Cascade’s option into a number of shares of the issuer’s common stock (“Common Stock”) equal to the quotient of (x) $16.00 divided by (y) the conversion price in effect at the time of conversion.  The conversion price per share of Series A Preferred Stock is currently $8.00 and is subject to anti-dilution protection and other adjustments as set forth in the Certificate of Designations, Powers, Preferences and Rights of the Series A Cumulative Redeemable Convertible Preferred Stock (the “Certificate of Designations”).  Using the current conversion price, Cascade’s 5,250,000 shares of Series A Preferred Stock are currently convertible into 10,500,000 shares of the issuer’s Common Stock.  Except as otherwise provided in the Certificate of Designations or applicable law, the Series A Preferred Stock votes together with all other classes and series of voting stock of the issuer as a single class on all actions to be taken by the stockholders of the issuer.  Each share of Series A Preferred Stock entitles the holder thereof to the number of votes equal to the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible; provided that the number of votes for each share of Series A Preferred Stock shall not exceed the number of shares of Common Stock into which each share of Series A Preferred Stock would be convertible if the applicable conversion price were $8.99.  On May 18, 2007, Cascade acquired 1,000 shares of Common Stock.

All shares of Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by Cascade and Mr. Gates.

CUSIP No. 69423U107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,501,000*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,501,000*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,501,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.6%

14.	Type of Reporting Person (See Instructions) IN

* On April 13, 2006, Cascade Investment, L.L.C. (“Cascade”) acquired 5,250,000 shares of the issuer’s Series A Cumulative Redeemable Convertible Preferred Stock (“Series A Preferred Stock”) at a price of $16.00 per share.  Each share of Series A Preferred Stock is convertible at any time at Cascade’s option into a number of shares of the issuer’s common stock (“Common Stock”) equal to the quotient of (x) $16.00 divided by (y) the conversion price in effect at the time of conversion.  The conversion price per share of Series A Preferred Stock is currently $8.00 and is subject to anti-dilution protection and other adjustments as set forth in the Certificate of Designations, Powers, Preferences and Rights of the Series A Cumulative Redeemable Convertible Preferred Stock (the “Certificate of Designations”).  Using the current conversion price, Cascade’s 5,250,000 shares of Series A Preferred Stock are currently convertible into 10,500,000 shares of the issuer’s Common Stock.  Except as otherwise provided in the Certificate of Designations or applicable law, the Series A Preferred Stock votes together with all other classes and series of voting stock of the issuer as a single class on all actions to be taken by the stockholders of the issuer.  Each share of Series A Preferred Stock entitles the holder thereof to the number of votes equal to the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible; provided that the number of votes for each share of Series A Preferred Stock shall not exceed the number of shares of Common Stock into which each share of Series A Preferred Stock would be convertible if the applicable conversion price were $8.99.  On May 18, 2007, Cascade acquired 1,000 shares of Common Stock.

All shares of Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by Cascade and Mr. Gates.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D is being filed jointly by Cascade Investment, L.L.C. and William H. Gates III (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed on April 21, 2006, to report a change in the Reporting Persons’ ownership percentage as a result of an increase in the number of the Issuer’s shares outstanding.  At the time of filing the original Schedule 13D the Reporting Persons beneficially owned 10,500,000 shares of the Issuer’s Common Stock, which represented 25.5% of the outstanding Common Stock.  Since that date, the Reporting Persons’ beneficial ownership has increased slightly to 10,501,000 shares of Common Stock.  However, as a result of an increase in the number of the Issuer’s shares outstanding, the Reporting Persons’ ownership percentage has decreased to 20.6% of the outstanding Common Stock.

Item 5.         Interest in Securities of the Issuer

The response set forth in Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c)  On April 13, 2006, Cascade purchased from the Issuer 5,250,000 shares of the Issuer’s Series A Cumulative Redeemable Convertible Preferred Stock (“Series A Preferred Stock”) at a price of $16.00 per share in a private transaction.  Each share of Series A Preferred Stock is convertible at any time at Cascade’s option into a number of shares of Common Stock equal to the quotient of (x) $16.00 divided by (y) the conversion price in effect at the time of conversion.  The conversion price per share of Series A Preferred Stock is currently $8.00 and is subject to anti-dilution protection and other adjustments as set forth in the Certificate of Designations, Powers, Preferences and Rights of the Series A Cumulative Redeemable Convertible Preferred Stock (the “Certificate of Designations”).  Using the current conversion price, Cascade’s 5,250,000 shares of Series A Preferred Stock are currently convertible into 10,500,000 shares of Common Stock.  On May 18, 2007, Cascade acquired 1,000 shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2007	CASCADE INVESTMENT, L.L.C.

	By:	/s/ Michael Larson
Name: Michael Larson
Title: Business Manager

WILLIAM H. GATES III

	By:	/s/ Michael Larson
Name: Michael Larson*
Title: Attorney-in-fact

*  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.